October 31, 2005


Mail Stop 3561

Via US Mail and Facsimile

Mr. Brad Brimhall
Chief Executive Officer
Nevada Classic Thoroughbreds, Inc.
705 North 110th Place
Mesa, AZ 85207

Re:	Nevada Classic Thoroughbreds, Inc.
      Form 10-KSB for the year ended June 30, 2005
	Commission file #: 000-31154

Dear Mr. Brimhall:

	We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

							Sincerely,



Joseph A. Foti
Senior Assistant Chief Accountant